

July 27, 2022

Parag Agrawal
Chief Executive Officer
Twitter, Inc.
1355 Market Street, Suite 900
San Francisco, CA 93103

      Re: Twitter, Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed July 15, 2022
           File No. 001-36164

Dear Mr. Agrawal:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Technology

cc: Douglas Schnell